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05037269

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 50478



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2004__ AND ENDING __DECEMBER 31, 2004__

                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    GALWAY CAPITAL, L.P.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
    3050 POST OAK BLVD., SUITE 1300

OFFICIAL USE ONLY
FIRM I.D. NO.

                                     (No. and Street)

HOUSTON	TEXAS	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    MCDONALD, FOX & LUND, P.C.

                            (Name – *if individual, state last, first, middle name*)

24 GREENWAY PLAZA, SUITE 1212	HOUSTON	TEXAS	77046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____HAROLD J. MILLER_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____GALWAY CAPITAL, L.P._____ , as

of _____DECEMBER 31_____ , 20 04 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____MANAGING DIRECTOR_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (1)[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

(1)   SEE NOTE 5 INCLUDED IN NOTES TO FINANCIAL STATEMENTS.

To the Partners of
Galway Capital, L.P.
Houston, Texas

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Galway Capital, L.P. (formerly Cornerstone Ventures, L. P.) (a Texas Limited Partnership) (the Partnership) as of December 31, 2004 and the related statements of income, changes in partners' capital, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Galway Capital, L.P. (formerly Cornerstone Ventures, L. P.) at December 31, 2004, and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Houston, Texas
February 4, 2005

GALWAY CAPITAL, L.P.
(formerly Cornerstone Ventures, L. P.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Cash	$	7,401
Accounts receivable		167,246
Furniture, equipment, and computer software, less		
accumulated depreciation and amortization of $75,948		5,575
Total assets	$	180,222

LIABILITIES AND PARTNERS' CAPITAL

Liabilities		
Due to related party	$	45,943
Total liabilities		45,943
Commitments and contingencies		
Partners' capital		134,279
Total liabilities and partners' capital	$	180,222

The Notes to Financial Statements are an integral part of this statement.

GALWAY CAPITAL, L.P.
(formerly Cornerstone Ventures, L. P.)
STATEMENT OF INCOME
For the Year Ended December 31, 2004

REVENUES:		
Consulting	$	4,580
Interest and dividends		7
Total revenues		4,587
OPERATING EXPENSES:		
Depreciation and amortization		14,756
Dues and subscriptions		363
Insurance		369
Legal and professional fees		97,798
Office expense		271
Taxes and licenses		802
Total operating expenses		114,359
Less: Reimbursed expenses		(167,493)
Net operating expenses		(53,134)
Net income	$	57,721

The Notes to Financial Statements are an integral part of this statement.

GALWAY CAPITAL, L.P.
(formerly Cornerstone Ventures, L. P.)
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 57,721
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	14,756
Increase in receivables from customers	(167,246)
Net cash used in operating activities	(94,769)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from related party	45,943
Net cash provided by financing activities	45,943
DECREASE IN CASH	(48,826)
CASH AT BEGINNING OF PERIOD	56,227
CASH AT END OF PERIOD	$ 7,401

Supplemental cash flow disclosures:

There were no interest or tax payments for the year.

The Notes to Financial Statements are an integral part of this statement.

GALWAY CAPITAL, L.P.
(formerly Cornerstone Ventures, L. P.)
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
For the Year Ended December 31, 2004

	Partners' Capital
Balance, December 31, 2003	$ 76,558
Net income	57,721
Balance, December 31, 2004	$ 134,279

The Notes to Financial Statements are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Operations

Galway Capital, L.P. (formerly Cornerstone Ventures, L.P.) (the Partnership) was formed as a limited partnership pursuant to the provisions of the Texas Revised Limited Partnership Act, on August 1, 1995. On November 1, 2004, the partners of Cornerstone Ventures, L.P. changed the name of the Partnership to Galway Capital, L.P.

On September 17, 1997, the Partnership was granted registration by the Securities and Exchange Commission pursuant to rule 15(b) of the Securities Exchange Act of 1934. The Partnership is a member of the National Association of Securities Dealers.

The Partnership is engaged in investment banking services for small to mid-sized independent companies, both public and private, and operates in a single line of business as a securities broker-dealer, comprising primarily of transaction services.

In 2003, the partners of Galway Capital, L.P. formed Galway Group, L.P., a related party, to provide the financial, investment banking and energy consulting services (non broker-dealer services) that had been previously provided by Galway Capital, L.P. Galway Group, L.P. pays the general and administrative expenses associated with the Partnership's operations.

Note 2. Significant Accounting Policies

Revenues:

Revenues for private placements and mergers and acquisitions are recognized based on the nature of the engagement. Success fees are recognized upon consummation of a transaction.

Receivables and Credit Policy:

Accounts receivable are stated at the amounts management expects to collect from outstanding balances. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 90 days from invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account.

NOTES TO FINANCIAL STATEMENTS

Note 2. Significant Accounting Policies (continued)

Property:

The cost of property purchases and improvements is capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. The cost of property sold or retired and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is recognized currently. Depreciation and amortization expense for the year ended December 31, 2004 totaled $14,756.

Depreciation and amortization expense is provided on a straight-line basis using the following estimated service lives:

Furniture	7 years
Equipment	5 years
Computer software	3 years

Statement of Cash Flows:

For the purpose of reporting cash flows, the Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Income Taxes:

The Partnership is a limited partnership. As a result, the net taxable income of the Partnership and any related tax credits, for federal income tax purposes, are deemed to pass to the individual partners and are included in their personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual partners.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

Note 3. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Partnership had net capital of $128,704, which was $123,704 in excess of its required net capital of $5,000.

Note 4. Related-Party Transactions and Balances

At December 31, 2004, due to related party of $45,943 represented borrowings from Galway Group, L.P. during 2004 to cover certain operating expenses of the Partnership (see Note 1. Organization and Operations).

Note 5. Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2004, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

Note 6. Possession or Control Requirements Under Rule 15c3-3

The Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities. Accordingly, a review of the practices and procedures over safeguarding securities was not performed.

Note 7. Concentration of Credit Risk and Major Customers

The Partnership's financial instruments that are subject to concentrations of credit risk consist primarily of cash. The Partnership places its cash with one high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits.

NOTES TO FINANCIAL STATEMENTS

Note 8. Commitments and Contingencies

The Partnership has been named as a defendant in a lawsuit stemming from a transaction brokered by the Partnership. Pursuant to the brokerage agreement between the Partnership and the co-defendant, the co-defendant is required to indemnify the Partnership from any damages attributable to this lawsuit, including reimbursement of legal expenses. This lawsuit was settled in October 2004 with no material adverse effect to the Partnership.

Included in reimbursed expenses is a receivable of $167,246 from the co-defendant for reimbursement of legal expenses incurred by the Partnership in 2004 and prior years, as covered under the indemnity agreement with the co-defendant. During January 2005, this receivable was fully collected.

BROKER OR DEALER GALWAY CAPITAL, L.P.   as (DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		(1)	$ 134,279	3480
2.	Deduct ownership equity not allowable for Net Capital			(	3490
3.	Total ownership equity qualified for Net Capital			134,279	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-	3520
	B. Other (deductions) or allowable credits (List)			-	3525
5.	Total capital and allowable subordinated liabilities			134,279	3530

6. Deductions and/or charges:

	A.	Total nonallowable assets from Statement of Financial Condition (Notes B and C)	(2) $ 5,575	3540			
	B.	Secured demand note deficiency	-	3590			
	C.	Commodity futures contracts and spot commodities-					
		Proprietary capital charges	-	3600			
	D.	Other deductions and/or charges	-	3610		(5,575)	3620

7.	Other additions and/or allowable credits (List)			-	3630
8.	Net capital before haircuts on securities positions			128,704	3640

9. Haircuts on securities (computed, where applicable,

pursuant to 15c3-1 (f):

	A.	Contractual securities commitments	$ -	3660			
	B.	Subordinated securities borrowings	-	3670			
	C.	Trading and investment securities:					
		1. Exempted securities	-	3735			
		2. Debt securities	-	3733			
		3. Options	-	3730			
		4. Other securities	-	3734			
	D.	Undue Concentration	-	3650			
	E.	Other (List)	-	3736	(		3740

10.	Net Capital	(3)		$ 128,704	3750

SEE ATTACHED

BROKER OR DEALER GALWAY CAPITAL, L.P.	as ⟨ DECEMBER 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	-	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	123,704	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	128,704	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition		-	3790

17. Add:

A.	Drafts for immediate credit	$	-	3800		
B.	Market value of securities borrowed for which no equivalent value is paid or credited	$	-	3810		
C.	Other unrecorded amounts (List)	$	-	3820	$ -	3830

19. Total aggregate indebtedness	$	-	3840
20. Percentage of aggregate indebtedness to net capital (line 19 by line 10)		0%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		0%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT - N/A

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	N/A	3880
24. Net capital requirement (greater of line 22 or 23)	$	N/A	3760
.25 Excess net capital (line 10 less 24)	$	N/A	3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

    1. Minimum dollar net capital requirement, or

    2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

(1) AMOUNT DOES NOT AGREE WITH AMOUNT OF EQUITY PER FOCUS REPORT DUE TO THE FOLLOWING:

OWNERSHIP EQUITY FROM AUDITED STATEMENT	$	134,279
ADJUSTMENTS		(106,547)
EQUITY FROM FOCUS REPORT	$	27,732

(2) NONALLOWABLE ASSETS

FURNITURE, EQUIPMENT AND COMPUTER SOFTWARE	$	5,575

(3) NET CAPITAL RECONCILIATION

CAPITAL - PER FOCUS REPORT	$	7,401
PLUS ACCOUNTS RECEIVABLE		167,246
LESS RELATED PARTY LIABILITY		(45,943)
AUDITED NET CAPITAL	$	128,704

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER GALWAY CAPITAL, L.P.   AS OF DECEMBER 31, 2004

Exceptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identity below the section upon
which such exemption is based (check one only)

A. (k) (1)---$2,500 capital category as per Rule 15c3-1 . . . . | 4550 |

B. (k) (2)(A)---"Special Account for the Exclusive Benefit of
customers" maintained . . . .   X | 4560 |

C. (k) (2)(B)---All customer transactions cleared through another
broker-dealer on a fully disclosed basis. Name of clearing
firm _____ | 4335 | | 4570 |

D. (k) (3)---Exempted by order of the Commission . . . . | 4580 |

Note: In the opinion of the management of Galway Capital, L.P.
conditions of the Partnership's exemption from Rule 15c3-3 were complied with
through the year ended December 31, 2004.

INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL STRUCTURE

To the Partners of
Galway Capital, L.P.

In planning and performing our audit of the financial statements and supplemental
schedules of Galway Capital, L.P. (the Partnership) for the year ended December 31,
2004, we considered its internal control, including control activities for safeguarding
securities, in order to determine our auditing procedures for the purpose of expressing our
opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC),
we have made a study of the practices and procedures followed by the Partnership
including tests of such practices and procedures that we considered relevant to the
objectives stated in rule 17a-5(g), in making the periodic computations of aggregate
indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with
the exemptive provisions of rule 15c3-3. Because the Partnership does not carry
securities accounts for customers or perform custodial functions relating to customer
securities, we did not review the practices and procedures followed by the Partnership in
any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section
   8 of Federal Reserve Regulation T of the Board of Governors of the Federal
   Reserve System

The management of the Partnership is responsible for establishing and maintaining
internal control and the practices and procedures referred to in the preceding paragraph.
In fulfilling this responsibility, estimates and judgments by management are required to
assess the expected benefits and related costs of controls and of the practices and
procedures referred to in the preceding paragraph and to assess whether those practices
and procedures can be expected to achieve the SEC's above-mentioned objectives. Two
of the objectives of internal control and the practices and procedures are to provide
management with reasonable, but not absolute, assurance that assets for which the
Partnership has responsibility are safeguarded against loss from unauthorized use or
disposition and that transactions are executed in accordance with management's
authorization and recorded properly to permit the preparation of financial statements in

accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Houston, Texas
February 4, 2005